Exhibit 99.1

CONSENT OF PATRICIO PINTO GALLARDO

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled "South West Arkansas Project NI 43-101 Technical Report & Definitive Feasibility Study" dated October 14, 2025, with an effective date of September 3, 2025 (the “Technical Report”) and the incorporation by reference of the Technical Report into the Registration Statement on Form F-10 of Standard Lithium Ltd. (File No. 333-289110), as amended.

/s/ Patricio Pinto Gallardo
Patricio Pinto Gallardo, C.P Principal Process Engineer Ausenco Chile Ltda.

Date: October 16, 2025